# LPL Enterprise, LLC

(SEC I.D. No. 8-26037)

Statement of Financial Condition as of December 31, 2025, and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934, as amended as a **Public Document**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
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# ANNUAL REPORT
# Form X-17A-5
# PART III

SEC FILE NUMBER

**8-26037**

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/25** (MM/DD/YY) AND ENDING **12/31/25** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LPL Enterprise, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

**1055 LPL Way**
(No. and Street)

| **Fort Mill** | **SC** | **29715** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Steven Malfitano** | **216-820-4959** | **steven.malfitano@lplfinancial.com** |
|---|---|---|
| (Name) | (Area Code - Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Deloitte & Touche LLP**
(Name -- if individual, state last, first, middle name)

| **12830 El Camino Real** | **San Diego** | **CA** | **92130** |
|---|---|---|---|
| (Address) | City | State | Zip Code |

| **10/20/2003** | **34** |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kirby Horan, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of LPL Enterprise, LLC (the "Company") as of December 31, 2025, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

<u>President and Chief Executive Officer</u>
Title

This filing** contains (check all applicable boxes):

| | | |
|---|---|---|
| (x) | (a) | Statement of financial condition. |
| (x) | (b) | Notes to consolidated statement of financial condition. |
| ( ) | (c) | Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X). |
| ( ) | (d) | Statement of cash flows. |
| ( ) | (e) | Statement of changes in stockholders' or partners' or sole proprietor's equity. |
| ( ) | (f) | Statement of changes in liabilities subordinated to claims of creditors. |
| ( ) | (g) | Notes to consolidated financial statements. |
| ( ) | (h) | Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable. |
| ( ) | (i) | Computation of tangible net worth under 17 CFR 240.18a-2. |
| ( ) | (j) | Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3. |
| ( ) | (k) | Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable. |
| ( ) | (l) | Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3. |
| ( ) | (m) | Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3. |
| ( ) | (n) | Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable. |
| ( ) | (o) | Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist. |
| ( ) | (p) | Summary of financial data for subsidiaries not consolidated in the statement of financial condition. |
| (x) | (q) | Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable. |
| ( ) | (r) | Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed Separately) |
| ( ) | (s) | Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. |
| (x) | (t) | Independent public accountant's report based on an examination of the statement of financial condition. |
| ( ) | (u) | Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable. |
| ( ) | (v) | Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed Separately) |
| ( ) | (w) | Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. |
| ( ) | (x) | Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable. |
| ( ) | (y) | Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). |
| ( ) | (z) | Other: _____ |

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



**Deloitte & Touche LLP**
12830 El Camino Real
Suite 600
San Diego, CA 92130
USA

Tel:+1 619 232 6500
Fax:+1 619 237 6802
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of LPL Enterprise, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LPL Enterprise, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte + Touche LLP*

March 12, 2026

We have served as the Company's auditor since 2024.

**LPL ENTERPRISE, LLC**

**Statement of Financial Condition**

**December 31, 2025**

**(in thousands)**

### ASSETS

| | | |
|---|---|---:|
| Cash and equivalents | $ | 16,025 |
| Receivables from brokers, dealers, and clearing organizations | | 7,096 |
| Other receivables, net | | 20,225 |
| Advisory fees receivable | | 1,508 |
| Other assets | | 3,189 |
| Total assets | $ | 48,043 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| LIABILITIES: | | |
| Accrued advisory and commission expenses payable | $ | 28,208 |
| Accounts payable and accrued liabilities | | 98 |
| Payables to brokers, dealers and clearing organizations | | 39 |
| Due to affiliate | | 2,276 |
| Other liabilities | | 2,246 |
| Total liabilities | | 32,867 |
| Commitments and contingencies (Note 3) | | |
| MEMBER'S EQUITY | | 15,176 |
| Total liabilities and member's equity | $ | 48,043 |

See notes to financial statement.

## NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

LPL Enterprise, LLC ("LPL Enterprise" or the "Company") is a limited product shelf introducing broker-dealer and registered investment adviser registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides discretionary account management services and investment advisory services in the United States. LPL Enterprise is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH" or the "Parent"), a Delaware holding corporation. The Company has primary offices in San Diego, California; Fort Mill, South Carolina; Tempe, Arizona; Boston, Massachusetts; Austin, Texas; and New York, New York. LPL Financial LLC ("LPL Financial") is an affiliated clearing broker-dealer, which is also a wholly owned subsidiary of LPLH.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, accruals for liabilities and other matters that affect the financial statement and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the financial statement.

### Fully Disclosed Basis

The Company is associated with LPL Financial, an affiliated clearing broker-dealer registered with the SEC pursuant to the Exchange Act, an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 and a member of FINRA, and introduces to LPL Financial on a fully disclosed basis in connection with the execution and clearance of securities transactions effected by the Company.

### Reportable Segment

Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its products and services, production and distribution process and regulatory environment. For additional information, see Note 7 - *Segment Information*.

### Cash and Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less. The Company's cash and equivalents are composed of interest and non-interest-bearing deposits. The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits, as they did at December 31, 2025.

### Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations primarily includes receivables relating to trades placed during the quarter for which cash had not yet been received.

### Advisory Fees Receivable

Advisory fees receivable consist of receivables from advisory fees which were recognized as revenue during the quarter but which have not yet been received.

### Other Receivables, Net

Other receivables, net primarily consist of receivables due from product sponsors and others, trails and direct investments, and miscellaneous receivables. An allowance for credit losses is recorded at inception using estimates and assumptions based on historical experience, current facts and other factors. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

### Accrued Advisory and Commission Expenses Payable

Accrued advisory and commission expenses payable primarily includes liabilities for advisory and commission expenses that have been incurred but not yet paid.

### Commitments and Contingencies

The Company recognizes a liability for loss contingencies when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. For additional information, see Note 3 - *Commitments and Contingencies.*

### Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

*Level 1* — Quoted prices in active markets for identical assets or liabilities.

*Level 2* — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

*Level 3* — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2025, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis. The fair value of cash (Level 1 measurement), advisory fees receivable, other receivables, net, and receivables from and payables to brokers, dealers and clearing organizations (Level 2 measurement) approximate their carrying values.

### Recently Issued or Adopted Accounting Pronouncements .

There were no new accounting pronouncements issued or adopted during the year ended December 31, 2025 that are expected to materially impact the Company's financial statement and related disclosures.

## NOTE 3 - COMMITMENTS AND CONTINGENCIES

### Legal and Regulatory Matters

The Company is subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company periodically engages with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which may in the future include fines or other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statement, there are particular

uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; or the potential opportunities for settlement and the status of any settlement discussions. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined.

### Insurance

The Company maintains insurance coverage for certain potential legal proceedings and regulatory matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

## NOTE 4 - RELATED PARTY TRANSACTIONS

In addition to transactions discussed elsewhere in the notes to the financial statement, the Company has a variety of relationships with LPLFH and its subsidiaries under which it incurs expense for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates. Intercompany balances are settled in cash, monthly, or more frequently if needed.

The Company has intercompany service agreements to receive various infrastructure and broker-dealer support services from affiliates that are subsidiaries of LPLFH. As part of the agreements, the Company also receives client support services.

Included in the intercompany service agreements are other transactions that create additional intercompany balances.

The Company has related party transactions with LPL Financial, an affiliated clearing broker-dealer. At December 31, 2025, these transactions included $2.3 million of amounts due to LPL Financial which are reflected in due to affiliate on the statement of financial condition and primarily relate to shared service agreements that LPL Financial paid on the Company's behalf and $7.1 million of amounts due from LPL Financial which are reflected as receivables from brokers, dealers and clearing organizations on the statement of financial condition.

## NOTE 5 - NET CAPITAL AND REGULATORY REQUIREMENTS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of non-compliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

### SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from Rule 15c3-3 of the Exchange Act and for other business activities contemplated by footnote 74 of SEC Release No. 34-70073 as a non-covered firm, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions related to customer securities.

*Net Capital Requirements*

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital. The net capital rules also provide that the Company's capital may not be withdrawn if the resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

Net capital and the related net capital requirement may fluctuate on a daily basis. The Company computes net capital requirements under the alternative method, which requires firms to maintain minimum net capital equal to $250,000.

The Company is a non-carrying broker-dealer and, as of December 31, 2025, has met all capital adequacy requirements to which it is subject (in thousands):

|  | | December 31, 2025 |
|---|---|---|
| Net capital | $ | 11,366 |
| Less: required net capital | | 250 |
| Excess net capital | $ | 11,116 |

## NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits, as they did at December 31, 2025.

## NOTE 7 - SEGMENT INFORMATION

The Company's Chief Operating Decision Maker ("CODM") is the group that includes Rich Steinmeier, the Chief Executive Officer of the Company's Parent, and Matt Audette, the President and Chief Financial Officer of the Company's Parent, given that the Company exists to support the Parent's strategic relationships and introduce clients to LPL Financial, the Parent's primary broker-dealer subsidiary and largest operating entity. The Company has determined that it has one reportable segment given its economic characteristics. For additional information, see Note 1 - *Organization and Description of the Company*.

## NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statement was issued and has determined there were no subsequent events required to be recognized or disclosed.

******